April 24, 2025

Hugh S. Griffith
Chief Executive Officer
NuCana plc
3 Lochside Way
Edinburgh, EH12 9DT
United Kingdom

        Re: NuCana plc
            Registration Statement on Form F-1
            Filed April 24, 2025
            File No. 333-286716
Dear Hugh S. Griffith:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 17, 2025 letter.

Registration Statement on Form F-1
Cover Page

1. Please revise your cover page to disclose the date your best efforts offering will terminate. Refer to Item 501(b)(8)(iii) of Regulation S-K for guidance.
2. We note your response to prior comment 2 and your revised disclosure stating that
       "Mandatory Nominal Exercise Price" is "the nominal value per ordinary share." We reissue our comment in part. Please clearly disclose the dollar value of the Mandatory
       Nominal Exercise Price.
 April 24, 2025
Page 2
Risk Factors
Risks Related to This Offering
This offering may cause the price of our ADSs to decline and fall below the minimum bid price requirement..., page 11

3. We note your response to prior comment 4 and your revised disclosure on page 11 stating that if the closing price for your ADSs falls below $1.00 for a 30 consecutive trading day period and you are unable to regain compliance with the bid price requirement of the Nasdaq Listing Rules, you may be delisted from the Nasdaq
       Capital Market unless you "change the ratio of [y]our ADSs to ordinary shares[.]" We reissue our comment in part. Please revise your disclosure to clarify whether you have plans to seek shareholder approval for a reverse stock split or have plans to increase the number of ordinary shares represented by your ADSs, please disclose such plans in this registration statement, including the proposed ratio, if known.

       Please contact Joshua Gorsky at 202-551-7836 or Tim Buchmiller at 202-551-3635
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   John T. Rudy, Esq.